SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                              _______________

                                 FORM 11-K


                              ANNUAL REPORT
                    PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


     [ X ]     Annual Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934
                  For the fiscal year ended December 27, 1996

                                    OR


     [   ]   Transition Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934
                   For the transition period ________________

                             VSE CORPORATION
                                EMPLOYEE
                              ESOP/401(k)
                                  PLAN
                        (Full Title of the Plan)


                             VSE Corporation
                          2550 Huntington Avenue
                        Alexandria, Virginia  22303
                       (Name and Address of Issuer)

Required information

        The VSE Corporation ESOP/401(k) Plan (the Plan ) is subject to ERISA and the financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

        Financial Statement
        -------------------
        Statements of Net Assets Available for Benefits as of
        December 27, 1996 and 1995

        Statements of Changes in Net Assets Available for Benefits for the years ended December 27, 1996 and 1995

        Notes to Financial Statements as of December 27, 1996 and 1995

EXHIBITS

        None


                                    SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                           VSE CORPORATION EMPLOYEE ESOP 401(k)
                           PLAN

                           By:   /s/ M. A. Robin
                                -----------------
                                M. A. Robin
                                Senior Vice President, Director of Human
                                Resources, Trustee

            VSE Corporation Employee
            ESOP 401(k) Plan

            Financial Statements
            As of December 27, 1996 and 1995
            Together With Auditors' Report

                    Report of Independent Public Accountants


To the Trustees of the
VSE Corporation Employee ESOP/401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the VSE Corporation Employee ESOP/401(k) Plan (the "Plan") as of December 27, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements, and the schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express and opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 27, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes (Exhibit A) and Reportable Transactions (Exhibit B) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    /s/  Arthur Andersen LLP

Washington, D.C.
April 11, 1997

                               CONTENTS



DESCRIPTION                                                                PAGE
------------------------------------------                                 ----

Statements of Net Assets Available for Benefits as of
   December 27, 1996 and 1995                                                 1

Statements of Changes in Net Assets Available for Benefits
   for the Years Ended December 27, 1996 and 1995                             2

Notes to Financial Statements as of December 27, 1996 and 1995                3

Schedule of Assets Held for Investment Purposes as of
   December 27, 1996 (Exhibit A)                                             10

Schedule of Reportable Transactions for the Year Ended
   December 27, 1996 (Exhibit B)                                             11



                 SCHEDULES OMITTED AS NOT APPLICABLE
                 FOR THE YEAR ENDED DECEMBER 27, 1996


DESCRIPTION
-------------------------------------------
Schedule of Loans or Fixed Income Obligations

Schedule of Leases in Default or Classified as Uncollectible

Schedule of Nonexempt Transactions

                  VSE CORPORATION EMPLOYEE ESOP/401(k) PLAN
                          STATEMENTS OF NET ASSETS
                           AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 27

                                                          1996          1995
                                                      -----------   -----------
ASSETS
Investments at Fair Value (Exhibit A and Note 2)
 VSE Corporation common stock (Note 4)
     PAYSOP/ESOP                                     $  9,184,643  $  6,972,836
     401(k) Stock Fund                                  1,794,271     1,447,741
 Mutual funds
     George Putnam Fund of Boston                       3,136,380     3,394,695
     Putnam Fund for Growth and Income                  1,269,934       479,802
     Putnam Global Growth Fund                            739,309       400,369
     Putnam Voyager Fund                                3,387,602     2,410,135
     Putnam Diversified Income Trust                    1,040,728       915,783
     Putnam Asset Allocation Fund - Conservative
       Portfolio                                          231,533       249,333
                                                       ----------    ----------
                                                       20,784,400    16,270,694

Other investments
 Putnam Stable Value Fund                               3,843,922     1,765,464
 Government Separate Accounts at contract value                 -     2,746,149
 Guaranteed Interest Contracts at contract value                -     1,186,271                       0
 Notes receivable (Note 1)                                637,540       432,158
 Cash surrender value of life insurance policies          127,172       136,419
                                                       ----------    ----------
     Total investments                                 25,393,034    22,537,155                       0
                                                                                                                 10034682
Cash, principally in interest-bearing accounts             69,188       398,577               -10034682
Contribution receivable from employer                      13,698       162,658
Other receivable                                           50,992        21,882
                                                       ----------    ----------
     Total assets                                      25,526,912    23,120,272

LIABILITIES


Due to VSE                                                389,951             0
Other Liabilities                                           5,015         5,015
                                                       ----------    ----------
     Total liabilities                                    394,966         5,015
                                                       ----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS                     $25,131,946   $23,115,257
                                                       ==========    ==========

The accompanying notes are an integral part of these financial statements.

                  VSE CORPORATION EMPLOYEE ESOP/401(k) PLAN
                     STATEMENTS OF CHANGES IN NET ASSETS
                            AVAILABLE FOR BENEFITS
                       FOR THE YEARS ENDED DECEMBER 27
                                                            1996          1995
                                                       ----------    ----------
INCREASES
Contributions (Note 1)
 Employee Stock Ownership Plan                        $   374,737   $   472,294
 401(k)                                                 1,690,543     1,811,961
Income from investments
 Interest                                                  51,899       299,795
 Dividends                                              1,096,165       704,362
 Net realized/unrealized gains on
  investments (Note 2)                                  3,452,070     4,771,615
                                                       ----------    ----------
                                                        6,665,414     8,060,027
                                                       ----------    ----------


DECREASES

Insurance premiums                                          2,731        11,152
Decrease in cash surrender value of
 life insurance policies                                    9,247        15,931
Distributions (Note 1)                                  4,636,747     2,891,957
                                                       ----------    ----------
                                                        4,648,725     2,919,040
                                                       ----------    ----------
NET INCREASE                                            2,016,689     5,140,987

BEGINNING NET ASSETS AVAILABLE
 FOR BENEFITS                                          23,115,257    17,974,270
                                                       ----------    ----------
ENDING NET ASSETS AVAILABLE
 FOR BENEFITS                                         $25,131,946   $23,115,257
                                                       ==========    ==========

The accompanying notes are an integral part of these financial statements.

                 VSE CORPORATION EMPLOYEE ESOP/401(k) PLAN
                       NOTES TO FINANCIAL STATEMENTS
                     AS OF DECEMBER 27, 1996 AND 1995


1.  DESCRIPTION OF THE PLAN

Internal Revenue Service (IRS) Qualification
--------------------------------------------
The VSE Corporation Employee ESOP/401(k) Plan (the "Plan") was adopted by the Board of Directors of VSE Corporation (the "Company") in 1984. The Plan, as amended through December 21, 1995, was determined to be a qualified pension plan under Internal Revenue Code Section 401 via a determination letter dated April 29, 1996. As a result, the underlying trust was exempt from Federal taxes.

Plan Administrator
---- -------------
Putnam Investments ( Putnam ) serves as third party plan administrator. Putnam provides fund investments through the Putnam Fiduciary Trust Company and provides daily recordkeeping services for the Plan.

Eligibility
-----------
Effective January 1, 1995, employees are eligible to participate in the Plan after attaining age 18 and completing 1,000 hours of service in a plan year.

Contributions
-------------
The Company may elect to make a contribution to the Plan principally for the purchase of Company stock on behalf of each participant based upon a percentage of each participant's compensation in the plan year or other uniform formula. This contribution is allocated to each participant's account on the last day of the plan year (December 27) unless the employee returns a signed waiver of participation to the Trustees. For the plan years ended December 27, 1996 and 1995, the Company elected to make a contribution equal to 2.0 percent of each participant's annual compensation, subject to Plan provisions. The Company stock is held by the Plan for the participants, and each participant is entitled to certain stockholder rights.

Employee Stock Ownership Plan ("ESOP") contributions are subject to a graded vesting schedule: 20 percent vested after three years of service, then increasing in 20 percent increments to 100 percent vested after seven years.
Any forfeitures of nonvested benefits are recognized after the terminated participant has incurred a one-year break in service (as defined in the Plan), with the forfeiture applied to reduce the Company's contribution in subsequent years. Total forfeitures applied as a reduction of the Company's contribution were $133,123 and $92,047 for 1996 and 1995, respectively.

Participants may also elect to defer a portion of earnings into the Plan each pay period pursuant to Section 401(k) of the Internal Revenue Code. The minimum salary deferral is $10 per pay period. The maximum salary deferral depends upon participation levels and Federal guidelines.


Distributions
-------------
Participants (or their beneficiaries) are eligible to receive Plan benefits upon retirement, disability, termination of employment, or death. Benefits are generally paid following termination of employment. Participants generally receive benefits in a lump sum. Distributions are typically made in cash from liquidation of the participant's account or from the Plan's repurchase of the individual account balance.

The Plan permits participants to borrow against their respective 401(k) accounts, subject to Plan provisions and procedures prescribed by the Trustees. After-tax repayments of principal and interest are credited to the participant's account. Loans are reflected in the Statement of Net Assets Available for Benefits as notes receivable. Participants may apply in certain limited situations to withdraw funds from their 401(k) accounts due to a qualifying financial hardship in accordance with IRS regulations.

Ownership Rights (Vesting)
--------------------------
Participants are 100 percent vested in their 401(k) salary deferral contribu-tions and their Payroll-based Stock Ownership Plan ("PAYSOP") contributions. No contributions were made to the PAYSOP after 1986. All contributions to the ESOP, beginning in 1987, are subject to a graded vesting schedule as described in the subsection "Contributions" within this note.

Termination
-----------
In the event of Plan termination, each participant is fully vested in amounts held within the Plan for the participant's benefit.

Plan Continuation
-----------------
The Company expects to continue the Plan indefinitely, but reserves the right to change, modify, or discontinue it in whole or in part at any time, subject to the provisions of ERISA. However, no such action will divest a participant of the vested rights and benefits provided by contributions allocated to the participant's account.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments
-----------
Company stock is purchased in the over-the-counter market or from stockholders. Participants direct the investment of their respective 401(k) accounts among the investment options available under the Plan. Marketable securities, excluding Company Stock, and mutual funds are valued at quoted market prices as of December 27, 1996 and 1995, or as of the closest preceding day on which a transaction occurred. To minimize potential price fluctuations, as the Company's stock is thinly traded, the Plan uses the average closing price over the previous 30 days to value Company stock.

Dividends and realized capital gains are reinvested. Guaranteed interest contracts (GICs) matured in January, 1996, and were liquidated with the proceeds transferring to the Putnam Stable Value Fund from which participants may transfer funds to other Plan investment options. GICs were valued at principal plus interest paid or accrued as of December 27, 1995. Each GIC yielded a fixed rate of return until maturity of the contract for contributions received during a stated contribution period. The Trustees are of the opinion that contract value plus interest accrued approximated the fair value of the GICs.

Like GICs, government separate accounts (GSAs) yielded a fixed rate of return until contact maturity in January, 1996, when the funds were liquidated at fair market value and transferred to the Putnam Stable Value Fund. The insurance carrier invested the contributions in U. S. Treasury and other Federal agency securities. GSAs were valued at principal plus interest paid or accrued as of
December 27, 1995.   The Trustees are of the opinion that contract value plus
interest accrued approximated the fair value of the GSAs.

Life insurance offered under the Plan builds cash value as determined by the insurance carrier. In accordance with Federal regulations, no more than 25 percent of a participant's contributions for the plan year may be invested in life insurance. On August 12, 1994, an Order of Rehabilitation was placed on the assets of Confederation Life Insurance Company. As a result of this court order, Confederation Life policies are subject to certain restrictions, such as access to surrender values, until a rehabilitation plan is approved and put into effect. Confederation Life is still under the Order of Rehabilitation as of December 27, 1996. On October 23, 1996, the Plan of Rehabilitation for Confederation Life Insurance Company was confirmed. The Plan provides for the assumption of the Confederation policies by Pacific Mutual Life Insurance Company. The closing date of this assumption will be during the second quarter of 1997. Participants will have the option to "Opt-in" to the assumption agreement and have their policies restructured and assumed by Pacific Mutual,
or participants may request to terminate coverage ("Opt-out").   For the plan
year ended December 27, 1996, the

Plan owned 19 Confederation Life policies with a total cash value of $120,416.

There are no sales commissions on the purchase or sale of Putnam mutual funds.

Participants may redirect the investment of their salary deferral contributions through Putnam on a daily basis. A participant may also elect to transfer funds from one Putnam mutual fund (other than the life insurance and the fixed rate contracts) into another Putnam option on a daily basis.

The following investments exceed 5% of net assets as of December 27, 1996:

     VSE Corporation Common Stock                      $10,978,914
     George Putnam Fund of Boston                        3,136,380
     Putnam Voyager Fund                                 3,387,602
     Putnam Fund for Growth and Income                   1,269,934
     Putnam Stable Value Fund                            3,843,922
     Other                                               2,776,282
                                                        ----------
     Total Investments                                 $25,393,034

The Plan s investment in Company stock at December 27 is presented in the following table:
                            1996                          1995
                            ----                          ----
                   Allocated     Unallocated     Allocated     Unallocated
                   ---------     -----------     ---------     -----------
   Number of
      Shares         639,348          34,205       691,146               0
             -------------------------------------------------------------
        Cost      $7,790,198        $416,782    $4,906,683              $0
             =============================================================
      Market     $10,421,372        $557,542    $8,420,577              $0
             =============================================================


Due to Participants
-------------------
In accordance with generally accepted accounting principles, amounts allocated to withdrawing participants are not reported as liabilities on the Statement of Net Assets Available for Benefits. The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 (Annual Return/Report of Employee Benefit Plan:)

                                                            December 27
                                                        1996           1995
                                                     -----------    -----------
Net assets available for benefits per the financial
     statements                                      $25,131,946    $23,115,257
Amounts allocated to withdrawing participants           (329,086)             0
                                                     -----------    -----------
Net assets available for benefits per Form 5500      $24,802,860    $23,115.257

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                            Year ended
                                                         December 27, 1996
                                                         -----------------
Benefits paid to participants per the financial
       statements                                           $ 4,636,747
Add:   Amounts allocated to withdrawing participants
       at December 27, 1996                                     329,086
Less:  Amounts allocated to withdrawing participants
       at December 27, 1995                                           0
                                                            -----------
Benefits paid to participants per Form 5500                 $ 4,965,833


Realized and Unrealized Gains and Losses
----------------------------------------
To comply with Department of Labor regulations, the Plan has calculated realized and unrealized gains and losses based on the value of investments at the beginning of the plan year or at time of purchase during the plan year.
Realized gains on Company stock were $50,418 and $37,097, and on mutual fund shares were $416,944 and $424,228, for the plan years ended December 27, 1996 and 1995, respectively. Unrealized gains of $2,771,933 and $3,513,894 were recorded for Company stock, and unrealized gains of $212,775 and $796,396 were recorded for mutual fund shares respectively, for the plan years ended
December 27, 1996 and 1995.

3.  REPORTABLE TRANSACTIONS

The Plan reports each transaction or series of transactions involving the purchase or sale of assets exceeding five percent of Plan assets as of the beginning of the plan year. Reportable transactions for the plan year ended December 27, 1996, are included in Exhibit B.

Party-in-interest Transactions
------------------------------
The Plan made certain purchases of Company stock through Wachtel & Co., Inc., and Koonce Securities, Inc., which have representatives serving on the Company's Board of Directors. The Trustees are of the opinion that transactions are made on terms equivalent to those otherwise available from other brokers or financial institutions.

Certain investments are managed by Putnam Investments through the Putnam Fiduciary Trust Company. Putnam Investments is a third party administrator as defined by the Plan, therefore, these transactions qualify as party-in-interest.

4.  EMPLOYER SECURITIES

Section 407(b) of ERISA permits the Plan to hold an investment in Company stock in excess of ten percent of the fair market value of the Plan's assets.

Acquisition Loans
-----------------
The Trustees may enter into loans to finance the acquisition of Company stock for the ESOP. For the plan years ended December 27, 1996 and 1995, the loan balance was $350,000 and $0, respectively. In 1996, the Plan entered into a $350,000 advance agreement with the Company. The proceeds of the advance were used to purchase the Company s common stock from terminating participants.
The advance agreement provides for repayment by September 30, 1997.

5.  ADMINISTRATIVE EXPENSES

The administrative expenses of the Plan are paid by the Company.

6.  DETAIL OF SIGNIFICANT ACCOUNT BALANCES BY INVESTMENT
ALTERNATIVE

The Plan provides for participant-directed account balances. The summary of significant account balances by investment alternative as of December 27, 1996, and for the year then ended is detailed in the chart on the following page.


                          -----------------------------------------------------------------------------------------------
                                                                                      Participant
                                                                                        Directed
                          -----------------------------------------------------------------------------------------------
                                                                                    Mutual Funds
                                                            -------------------------------------------------------------
                                                                                 Putnam Investments
                          Guaranteed  Government    Putnam  -------------------------------------------------------------
                          Investment   Separate     Stable      George      Growth      Global               Diversified
                           Contract    Accounts     Value       Putnam    and Income    Growth     Voyager   Income Trust
                          ----------  ----------    ------      ------    ----------    ------     -------   ------------
Investments at market,
  contract, or cash
  value                            0           0   3,843,922   3,136,380   1,269,934     739,309   3,387,602   1,040,728

Investment income
  Interest (A)                 1,288      13,364           -           -           -           -           -           -
  Dividends                        -           -     228,659     291,602     103,527      52,949     214,253      69,775
  Unrealized gains                 -           -           -      70,388      85,632      24,200      20,352       3,992
  Realized gains                   -           -           -     169,835      22,530      18,521     192,863      11,245

Participant contributions (A)      -           -     284,329     225,733     257,035     226,031     531,400      84,998

Distributions to participants      0      20,559   1,111,453     825,754     153,897     151,399     668,227     204,119


                (A)  Interest income above differs from the statement of changes in net assets available for benefits by $1,793 which represents interest earned from the Plan's operating cash accounts.  Participant contributions above differs from the 401(k) contributions on the statement of changes in net assets available for benefits by $58,426 which represents year-end contributions not received by Putnam until after December 27, 1996





                          --------------------------------------    ------------------------      -----
                                         Participant                    Non-Participant
                                          Directed                          Directed              Total
                          --------------------------------------    ------------------------      -----
                                                                                    Putnam
                           Life Insurance   Notes     VSE Corp.      VSE Corp.      Asset
                              Policies    Receivable Common Stock   Common Stock  Allocation
                          --------------- ---------- ------------   ------ -----  ----------
Investments at market,
  contract, or cash
  value                         127,172     637,540    1,794,271      9,184,643     231,533     25,393,034


Investment income
  Interest (A)                        -      35,454            -              -           -         50,106
  Dividends                           -           -       20,508         99,380      15,512      1,096,165
  Unrealized gains                    -           -      453,136      2,318,797       8,210      2,984,707
  Realized gains                      -           -       50,418              -       1,951        467,363

Participant contributions (A)     2,731           -       19,860              -           -      1,632,117

Distributions to participants         -      66,144      219,007      1,177,255      38,933      4,636,747


                (A)  Interest income above differs from the statement of changes in net assets available for benefits by $1,793 which represents interest earned from the Plan's operating cash accounts.  Participant contributions above differs from the 401(k) contributions on the statement of changes in net assets available for benefits by $58,426 which represents year-end contributions not received by Putnam until after December 27, 1996



VSE CORPORATION EMPLOYEE ESOP/401(k) PLAN                           EXHIBIT A
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 27, 1996


                                                                  Contract or
Description                                               Cost    Market Value
-----------                                           ----------  ------------
VSE Corporation common stock
   *PAYSOP/ESOP                                      $ 6,865,845   $ 9,184,643
   *401(k) Stock Fund                                  1,341,135     1,794,271
Mutual funds
   *George Putnam Fund of Boston                       2,708,069     3,136,380
   *Putnam Fund for Growth and Income                  1,143,697     1,269,934
   *Putnam Global Growth Fund                            694,177       739,309
   *Putnam Voyager Fund                                3,010,945     3,387,602
   *Putnam Diversified Income Trust                      987,534     1,040,728
   *Putnam Asset Allocation Fund -
     Conservative Portfolio                              219,503       231,533
                                                      ----------    ----------
                                                     $16,970,905    20,784,400
                                                      ==========    ==========

*Putnam Stable Value Fund                              3,843,922     3,843,922
                                                      ----------    ----------
Total Fixed Income Investments                         3,843,922     3,843,922
                                                      ----------    ----------
Notes receivable - loans to participants
  (interest rates vary from 6.0% to 10.5% with
    maturities of 1 to 4 year                            637,540       637,540
                                                      ----------    ----------
Life insurance policies (at cash surrender value)
  Confederation Life Insurance Company                                 120,416
  Lincoln National Life Insurance Company                                6,756
                                                                    ----------
                                                                   $25,393,034
                                                                    ==========

* Party-in-interest.


         The accompanying notes are an integral part of this schedule.

VSE CORPORATION EMPLOYEE ESOP/401(k) PLAN                           EXHIBIT B
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 27, 1996


                                                         Sales
                                          -------------------------------------
Description                 Purchases      Proceeds       Cost      Gain/(loss)
-----------                 ----------    ----------    ----------  -----------
Mutual funds
------------

* George Putnam Fund
   of Boston                $1,086,611    $1,581,675    $1,412,737   $168,938

* Putnam Voyager Fund       $2,067,727    $1,318,121    $1,125,273   $192,848

* Putnam Fund for
   Growth and Income          $927,434      $254,062      $231,535    $22,527



Collective investment trust
---------------------------

* Putnam Stable Value
   Fund                     $5,424,193    $3,378,627    $3,378,627         $0


* Party-in-interest.


         The accompanying notes are an integral part of this schedule.
